SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the date of June 13, 2008

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London, SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

A copy of the registrant’s quarterly report for the three months ended March 31, 2008 is attached to this report.

EXHIBIT INDEX

Exhibit	Description

99.1	Quarterly Report for the three months ended March 31, 2008 for Global Crossing (UK) Telecommunications Limited.

Exhibit 99.1

GLOBAL CROSSING (UK)

TELECOMMUNICATIONS LIMITED

QUARTERLY REPORT FOR THE

THREE MONTHS

ENDED MARCH 31, 2008

Global Crossing (UK) Telecommunications Limited

INDEX

Page
Item 1. Consolidated Unaudited Financial Statements	5

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	21

Item 3. Controls and Procedures	32

Item 1.

Global Crossing (UK) Telecommunications Limited

Consolidated Income Statements (unaudited)

(in thousands)

		Three Months Ended March 31,
	Note	2007	2008
Revenue	3	£75,090	£78,402
Cost of sales		(46,307)	(48,592)

Gross profit		28,783	29,810

Distribution costs		(3,721)	(4,073)
Administrative expenses		(16,853)	(16,987)

		(20,574)	(21,060)

Operating profit		8,209	8,750
Finance revenue		1,279	1,036
Finance charges		(8,708)	(8,735)

Profit before tax		780	1,051
Tax charge	4	(260)	(244)

Profit for the period		£520	£807

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Statements of Changes in Equity (unaudited)

(in thousands)

	Share Capital	Capital Reserve	Hedging Reserve	Accumulated Deficit	Total
At December 31, 2006	£101	£25,368	£(2,616)	£(219,125)	£(196,272)

Gain on cash flow hedge taken to equity	—	—	59	—	59
Transfers to condensed consolidated income statement on cash flow hedge	—	—	214	—	214
Profit for the period	—	—	—	520	520
Share-based payment	—	715	—	—	715

At March 31, 2007	£101	£26,083	£(2,343)	£(218,605)	£(194,764)

At December 31, 2007	£101	£27,648	£(2,035)	£(220,666)	£(194,952)

Gain on cash flow hedge taken to equity	—	—	399	—	399
Transfers to condensed consolidated income statement on cash flow hedge	—	—	291	—	291
Profit for the period	—	—	—	807	807
Share-based payment	—	1,499	—	—	1,499

At March 31, 2008	£101	£29,147	£(1,345)	£(219,859)	£(191,956)

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Balance Sheets

(in thousands)

	December 31, 2007	March 31, 2008
		(unaudited)
Non current assets
Intangible assets, net	£13,351	£13,081
Property, plant and equipment, net	185,719	182,328
Investment in associate	200	200
Retirement benefit asset	961	961
Trade and other receivables (including amounts receivable from related parties of £25,277 and £25,257, respectively)	28,511	28,830

	228,742	225,400

Current assets
Trade and other receivables (including amounts receivable from related parties of £2,659 and £3,660, respectively)	66,237	62,059
Cash and cash equivalents	23,954	33,038

	90,191	95,097

Total assets	£318,933	£320,497

Current liabilities
Trade and other payables (including amounts payable to related parties of £7,832 and £5,921, respectively)	£(65,619)	£(69,410)
Senior secured notes	(1,158)	(1,158)
Deferred revenue	(47,126)	(47,390)
Provisions	(2,137)	(1,960)
Obligations under finance leases	(11,945)	(11,609)
Other debt obligations	(463)	(641)
Derivative financial instrument	(1,048)	(970)

	(129,496)	(133,138)

Non current liabilities
Trade and other payables	(650)	(572)
Senior secured notes	(247,788)	(247,980)
Deferred revenue	(106,961)	(104,711)
Retirement benefit obligation	(3,110)	(3,033)
Provisions	(4,160)	(3,931)
Obligations under finance leases	(20,242)	(17,759)
Other debt obligations	(430)	(602)
Derivative financial instrument	(1,048)	(727)

	(384,389)	(379,315)

Total liabilities	(513,885)	(512,453)

Net liabilities	£(194,952)	£(191,956)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	27,648	29,147
Hedging reserve	(2,035)	(1,345)
Accumulated deficit	(220,666)	(219,859)

Total equity	£(194,952)	£(191,956)

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Cash Flow Statements (unaudited)

(in thousands)

	Three Months Ended March 31,
	2007	2008
Operating activities:
Profit for the period	£520	£807
Adjustments for:
Finance costs, net	7,429	7,699
Income tax	260	244
Depreciation of property, plant and equipment	8,299	8,668
Amortization of intangible assets	856	554
Share based payment expense	715	1,499
Loss on disposal of property, plant and equipment	266	—
Change in provisions	(1,859)	(472)
Change in operating working capital	(10,169)	(2,113)
Change in other assets and liabilities	960	(1,750)

Cash generated from operations	7,277	15,136
Interest paid	(996)	(446)

Net cash provided by operating activities	£6,281	£14,690

Investing activities:
Interest received	£1,168	£220
Purchase of property, plant and equipment	(8,439)	(4,550)

Net cash used in investing activities	£(7,271)	£(4,330)

Financing activities:
Repayment of capital elements under finance leases	£(2,132)	£(1,653)
Proceeds from debt obligations	774	474
Repayment of capital element of other debt obligations	—	(97)

Net cash used in financing activities	£(1,358)	£(1,276)

Net (decrease)/increase in cash and cash equivalents	£(2,348)	£9,084
Cash and cash equivalents at the beginning of period	40,309	23,954

Cash and cash equivalents at the end of period	£37,961	£33,038

Non cash financing activities:
Capital lease and debt obligations incurred	£3,984	£694

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)

1. Description of Business

Global Crossing (UK) Telecommunications Limited (“GCUK” or the “Company”), a company registered in England and Wales, is one of the leading providers in the United Kingdom (“UK”) of managed network communications services. The Company provides a wide range of telecommunications services, including data, Internet Protocol (“IP”) and voice services to government and other public sector organizations, major corporations and other communications companies. The Company markets these services through two channels, enterprise services and carrier services.

GCUK is an indirect, wholly owned subsidiary of, and part of a group of companies (“Group Companies” or the “GC Group”) owned by Global Crossing Limited (“GCL”), a company organized under the laws of Bermuda. GCUK’s immediate parent company is Global Crossing (Bidco) Limited, a company incorporated under the laws of England and Wales, which is an indirect, wholly owned subsidiary of GCL.

On December 23, 2004, Global Crossing (UK) Finance plc (“GC Finance”), a financing subsidiary of GCUK, issued $200.0 million aggregate principal amount of dollar-denominated 10.75 percent senior secured notes due 2014 and £105.0 million aggregate principal amount of sterling-denominated 11.75 percent senior secured notes due 2014 under an indenture dated December 23, 2004, between GC Finance (the “Issuer”), the Company and others and the Bank of New York as Trustee (the “Indenture”). On December 28, 2006 GC Finance issued a further £52.0 million of 11.75 percent Senior Secured Notes due 2014 under the Indenture (collectively, with the senior secured notes issued on December 23, 2004, the “Senior Secured Notes” or “Notes”).

2. Accounting Policies

Basis of preparation

The accompanying unaudited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union (“EU”). IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB; however, the differences have no impact on the Company’s consolidated financial statements for the periods presented. These financial statements are prepared on the basis of the accounting policies as set forth in the audited consolidated financial statements included within the Company’s 2007 annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”). These financial statements are as of and for the three month period ended March 31, 2008 and have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) and, therefore, as permitted by IAS 34, certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included within the Company’s 2007 annual report on Form 20-F. These consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to fairly present the financial results for these interim periods. The results of operations for any interim period are not necessarily indicative of results to be expected for the full year.

The Company has adopted the following new International Financial Reporting Interpretations Committee (“IFRIC”) interpretations during the period.

IFRIC 12	Service Concession arrangements
IFRIC 14	Interpretation on IAS 19 – defined benefit assets and minimum funding requirement

The principal effects of these changes are as follows:

IFRIC 12	Service concession arrangements

IFRIC 12 provides a distinction between those service concession arrangements involving a financial asset and those involving an intangible asset, setting out the accounting treatment required to be adopted in both instances. Adoption of IFRIC 12 has not impacted the results of the Company or its operations.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—continued

2. Accounting Policies (continued)

IFRIC 14	Interpretation on IAS 19 – defined benefit assets and minimum funding requirement

IFRIC 14 addresses the interaction between a minimum funding requirement and the limit placed by IAS 19 “Employee Benefits” on the measurement of the defined benefit asset or liability. Adoption of IFRIC 14 has not impacted the results of the Company or its operations.

Use of estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The estimates are based on historical factors, current circumstances and the experience and judgment of the Company’s management. The Company evaluates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in the evaluation.

Recently issued accounting pronouncements

During the three months ended March 31, 2008, and subsequent to that date, the IASB issued the following standards with an effective date after the date of these financial statements:

International Accounting Standards (“IAS”)/IFRS		Effective date

IAS 23	Borrowing costs	January 1, 2009

Issued in March 2007, IAS 23 requires capitalization of borrowing costs if they are directly attributable to the acquisition, construction or production of a qualifying asset. The option to immediately recognize such costs, as a charge to the income statement, has been discontinued. Adoption of IAS 23 is not expected to materially affect the results of the Company or its operations.

IAS 1 (Revised)	Presentation of Financial Statements	January 1, 2009

Issued in September 2007, this revision to IAS 1 changes the titles under which financial information is presented within financial statements. Adoption of this revision to IAS 1 is not expected to materially affect the results of the Company or its operations but will result in changes to disclosure.

IAS 32 (Amendment)	Financial Instruments: Presentation	January 1, 2009

Issued in February 2008, this amendment to IAS 32 is relevant to entities that have issued financial instruments that are (i) puttable financial instruments; or (ii) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro-rata share of net assets of the entity only on liquidation. Under IAS 32, subject to certain criteria being met, these instruments will be classified as equity whereas, prior to these amendments, they would have been classified as financial liabilities. Adoption of this amendment to IAS 32 is not expected to materially affect the results of the Company or its operations.

IFRS 2 (Amendment)	Share-based Payment	January 1, 2009

This amendment to IFRS 2, issued in January 2008, clarifies the definition of vesting conditions and the accounting treatment of cancellations by the counterparty to a share-based arrangement. Adoption of this amendment to IAS 2 is not expected to materially affect the results of the Company or its operations.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—continued

2. Accounting Policies (continued)

IFRS 3 (Revised)	Business Combinations	July 1, 2009

IAS 27 (Amendment)	Consolidated and Separate Financial Statements	July 1, 2009

Issued on January 10, 2008, the revised and amended standards (both IFRS 3 and IAS 27) apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual financial reporting period beginning on or after July 1, 2009. Adoption of these standards is not expected to materially affect the results of the Company or its operations.

IFRS 1 (Amendment)	First-time Adoption of International Financial Reporting Standards	January 1, 2009

IAS 27 (Amendment)	Consolidated and Separate Financial Statements	January 1, 2009

Issued on May 22, 2008, these amendments (both IFRS 1 and IAS 27) provide guidance on the measurement of the cost of investments in subsidiaries, jointly controlled entities and associates when adopting IFRS for the first time. Adoption of these amendments is not expected to affect the results of the Company or its operations.

Improvements to International Financial Reporting Standards 2008	January 1, 2009

On May 22, 2008, the IASB issued its first standard to be published under the IASB’s annual improvement process which is intended to deal with non-urgent, minor amendments to standards. The standard includes 35 amendments, split into those that result in changes to presentation, recognition or measurement and those that are terminology or editorial changes only which the IASB expects to have no or minimal effect on accounting. The Company is in the process of assessing how, if at all, the adoption of this standard will affect its results and operations and any associated disclosure.

3. Revenue

Substantially all revenue arises from sales to customers in the UK. Revenues for the three months ended March 31, 2007 and 2008 consist of the following:

	Three Months Ended March 31,
	2007	2008
	(in thousands)
Provision of telecommunication services	£73,899	£76,912
Long term indefeasible rights to use (“IRU”) agreements	1,191	1,490

Revenue from customers	75,090	78,402
Finance revenue	1,279	1,036

Total revenue	£76,369	£79,438

The Company operates as one reportable business segment with revenue derived from two types of third party customers; enterprise and carrier customers primarily located within the UK, and from Group Companies. Enterprise customers include public sector clients, participants in the rail industry and other commercial organizations. Carrier customers are mobile and fixed line operators with capacity requirements in the UK. The Company services these customers with assets and personnel located predominantly in the UK.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(continued)

3. Revenue (continued)

The following represents a summary of revenue by type of customer:

	Three Months Ended March 31,
	2007	2008
	(in thousands)
Enterprise	£63,501	£63,497
Carrier data	10,096	13,461

	73,597	76,958
Carrier voice	1,368	1,319

Revenue from third party customers	74,965	78,277
Revenue from other group companies	125	125

Revenue from customers	£75,090	£78,402

4. Taxation

	Three Months Ended March 31,
	2007	2008
	(in thousands)
Current income tax:
Current income tax charge	£(260)	£(244)

Income tax charge	£(260)	£(244)

The current tax charge of £0.2 million relates to an amount payable to other group companies for the surrender of tax relief to offset against the Company’s taxable income in the period (see note 6).

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(continued)

5. Restructuring

The table below details the movements in the restructuring provision for the three months ended March 31, 2008.

Facility Closings
(in thousands)
Balance at December 31, 2007	£5,392
Amounts arising in the period	96
Adjustment from unwinding of discount	52
Utilized in the period	(561)

Balance at March 31, 2008	£4,979

Restructuring

Restructuring charges are included in administrative expenses in the consolidated income statement.

The discounted facilities closings provision is composed of continuing building lease obligations and broker commissions for the restructured sites (an aggregate of £33.6 million as of March 31, 2008), offset by the discounted anticipated receipts from existing and future third-party subleases. As of March 31, 2008, anticipated third-party sublease receipts were £28.6 million, representing £18.6 million from subleases already entered into and £10.0 million for subleases projected to be entered into in the future. The Company continues to review the anticipated costs and third-party sublease payments on a quarterly basis and records adjustments for changes in these estimates in the period such changes become known.

As a result of the slowdown in the telecommunications industry, the Board of Directors of GCL approved a restructuring plan in 2001 which resulted in the elimination of positions across the Company’s business functions and job classes and the consolidation of offices and other real estate facilities. The remaining facilities closing payments are expected to be made over the life of the associated lease agreements which terminate between the years 2010 and 2021. In the first quarter of 2007 the Company recorded a restructuring credit resulting from the Company’s decision to reoccupy a building previously restructured. This building has been reoccupied as a result of the Company’s decision to restructure the Fibernet Facility described below.

In April 2007 the Company approved plans to restructure a Fibernet facility lease agreement. During the third quarter of 2007, the Company physically vacated this facility and as a result, recorded a charge to the restructuring provision.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(continued)

6. Related parties

Transactions with Group Companies

On April 12, 2006, the Company entered into an intercompany credit agreement (the “credit agreement”) with Global Crossing Europe Limited (“GCE”). As of December 31, 2007 and March 31, 2008, there were loans of US$50.4 million (equivalent to £25.3 million as at December 31, 2007 and March 31, 2008) due from GCE under this credit agreement. The terms of the credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of the operating cash flow, as permitted by and defined in the Indenture; and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, as defined under the Indenture, and have an effective interest rate of 13.5%. These loans mature five business days prior to the principal outstanding on the Senior Secured Notes. In the three months ended March 31, 2007 and 2008, total finance revenue of £0.8 million and £0.8 million, respectively, has been recognized in the consolidated income statements in respect of these loans.

There were no loan balances due to other companies in the GC Group as at December 31, 2007 or March 31, 2008.

The Company entered into a formal tax agreement with GCL, which was effective October 1, 2004, that established the basis of conduct for certain tax matters in the UK, including the surrender of tax losses and the reallocation of income or gains where permitted by UK tax law, between the Company and other Group Companies subject to tax in the UK. The claimant company will pay the surrendering company an amount equal to the amount surrendered multiplied by the average corporate tax rate for the period in which relief is deemed. During the three months ended March 31, 2007 and 2008, £0.3 million and £0.2 million, respectively of the group’s tax losses available for surrender were utilized by GCUK.

There have been no material changes in the nature of the related party transactions with other companies in the GC Group during the three months ended March 31, 2008. The nature of these transactions are described in the audited consolidated financial statements and related notes included within the Company’s 2007 annual report on Form 20-F. See note 3 for further information on revenue from other companies in the GC Group.

The following presents a summary of the total (income for)/cost of related party services included in revenue (1), cost of sales(2) and administrative expenses(3) in the consolidated income statements for the periods indicated:

	Three Months Ended March 31,
	2007	2008
	(in thousands)
Recognition of deferred revenue (1)	£(125)	£(125)
Corporate services (3)	2,700	1,236
Shared resources (3)	383	86
Voice termination services (2)	(432)	41
Leased asset income (2)	(649)	(565)
Other transactions (3)	59	126

	£1,936	£799

As at December 31, 2007 and March 31, 2008, the related party receivables balances, excluding loans, were £2.7 million and £3.7 million, respectively, and related party payables balances were £7.8 million and £5.9 million, respectively.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(continued)

7. Contingencies

Litigation

From time to time, the Company has been a party to various legal proceedings arising in the ordinary course of business. In the opinion of the Company’s directors there are currently no proceedings in respect of which there exists a reasonable possibility of an adverse outcome that would have a material effect on the Company’s consolidated balance sheets, consolidated income statements or consolidated cash flow statements.

8. Guarantee arrangement

There is a fixed and floating charge under the terms of the Indenture over the Company’s assets. Specifically, there is a fixed charge over all property, plant and equipment, intangible assets, and investment in associate except for the following:

•	all property, plant and equipment held under finance leases, which totaled £18.8 million and £18.7 million as at December 31, 2007 and March 31, 2008, respectively;

•

property, plant and equipment used exclusively to provide service under (i) contracts in which the counterparty is a UK governmental customer; and (ii) contracts in which the counterparty is a contractor or subcontractor to a UK governmental entity; and

•	property, plant and equipment used exclusively in connection with the Camelot contract.

Assets used exclusively in the provision of services as noted above are not segregated on the network, and are only identified in the event of default.

43.3% and 54.4% of total revenues were derived from government departments and our contract with Camelot in the three months ended March 31, 2007 and 2008, respectively. However this proportion is not necessarily indicative of the proportion of total property plant and equipment used exclusively to provide such services to UK governmental customers and Camelot.

9. Condensed Consolidated Financial Information

This supplemental condensed consolidating financial information should be read in conjunction with the Company’s consolidated financial statements.

On December 23, 2004, GC Finance completed its offering of Initial Notes. On December 28, 2006, GC Finance completed its offering of Additional Notes (see note 1).

GCUK and Fibernet have guaranteed the Notes as a senior obligation ranking in equal right of payment with all of its existing and future debt.

The following condensed consolidating financial information of the Company is presented as at, and for the three months ending, March 31, 2007 and 2008 and has separate columns for each of GC Finance (the Issuer), GCUK (as parent guarantor) and Fibernet (as subsidiary guarantor).

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(continued)

9. Condensed Consolidated Financial Information (continued)

	March 31, 2007
Balance sheet	GCUK (Parent guarantor)	Fibernet (Other guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Non current assets
Intangible assets, net	£1,576	£12,885	£—	£—	£14,461
Property, plant and equipment, net	130,182	53,399	—	—	183,581
Investment in subsidiary and associated undertakings	52,112	—	—	(51,949)	163
Trade and other receivables	18,783	5,404	260,318	(251,461)	33,044
Other non current assets	6,184	—	—	—	6,184

	208,837	71,688	260,318	(303,410)	237,433

Current assets
Cash and cash equivalents	21,959	12,620	3,382	—	37,961
Other current assets	52,565	13,561	8,857	(13,428)	61,555

	74,524	26,181	12,239	(13,428)	99,516

Total assets	£283,361	£97,869	£272,557	£(316,838)	£336,949

Current liabilities
Trade and other payables	(322,896)	(8,261)	(10,250)	264,889	(76,518)
Deferred revenue	(32,194)	(15,307)	—	—	(47,501)
Short term debt obligations	(7,829)	(3,089)	—	—	(10,918)
Other current liabilities	(1,999)	(235)	(954)	—	(3,188)

	(364,918)	(26,892)	(11,204)	264,889	(138,125)

Non current liabilities
Deferred revenue	(101,250)	(9,878)	—	—	(111,128)
Long term debt obligations	(13,297)	(1,197)	(258,266)	—	(272,760)
Other non current liabilities	(8,030)	—	(1,670)	—	(9,700)

	(122,577)	(11,075)	(259,936)	—	(393,588)

Total liabilities	£(487,495)	£(37,967)	£(271,140)	£264,889	£(531,713)

Net liabilities	£(204,134)	£59,902	£1,417	£(51,949)	£(194,764)

Total equity	£(204,134)	£59,902	£1,417	£(51,949)	£(194,764)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(continued)

9. Condensed Consolidated Financial Information (continued)

	March 31, 2008
Balance sheet	GCUK (Parent guarantor)	Fibernet (Other guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Non current assets
Intangible assets, net	£2,335	£10,746	£—	£—	£13,081
Property, plant and equipment, net	135,282	47,046	—	—	182,328
Investment in subsidiary and associated undertakings	52,149	—	—	(51,949)	200
Trade and other receivables	27,071	20,469	260,624	(279,334)	28,830
Other non current assets	961	—	—	—	961

	217,798	78,261	260,624	(331,283)	225,400

Current assets
Cash and cash equivalents	23,308	7,653	2,077	—	33,038
Other current assets	61,181	16,811	9,752	(25,685)	62,059

	84,489	24,464	11,829	(25,685)	95,097

Total assets	£302,287	£102,725	£272,453	£(356,968)	£320,497

Current liabilities
Trade and other payables	(349,598)	(15,453)	(9,378)	305,019	(69,410)
Deferred revenue	(35,277)	(12,113)	—	—	(47,390)
Short term debt obligations	(9,929)	(2,321)	(1,158)	—	(13,408)
Other current liabilities	(1,439)	(521)	(970)	—	(2,930)

	(396,243)	(30,408)	(11,506)	305,019	(133,138)

Non current liabilities
Deferred revenue	(99,016)	(5,695)	—	—	(104,711)
Long term debt obligations	(9,867)	(1,198)	(255,276)	—	(266,341)
Other non current liabilities	(7,106)	(430)	(727)	—	(8,263)

	(115,989)	(7,323)	(256,003)	—	(379,315)

Total liabilities	£(512,232)	£(37,731)	£(267,509)	£305,019	£(512,453)

Net liabilities	£(209,945)	£64,994	£4,944	£(51,949)	£(191,956)

Total equity	£(209,945)	£64,994	£4,944	£(51,949)	£(191,956)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(continued)

9. Condensed Consolidated Financial Information (continued)

	Three months ended March 31, 2007
Income statement	GCUK (Parent guarantor)	Fibernet (Other guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Revenue	£63,001	£13,698	£—	£(1,609)	£75,090
Cost of sales	(39,225)	(8,691)	—	1,609	(46,307)

Gross profit	23,776	5,007	—	—	28,783
Distribution and administrative expenses	(15,703)	(4,869)	(2)	—	(20,574)

Operating profit	8,073	138	(2)	—	8,209
Finance charges, net	(8,000)	83	488	—	(7,429)

Profit before tax	73	221	486	—	780
Tax charge	(260)	—	—	—	(260)

(Loss)/profit for the period	£(187)	£221	£486	£—	£520

	Three months ended March 31, 2008
Income statement	GCUK (Parent guarantor)	Fibernet (Other guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Revenue	£65,354	£14,647	£—	£(1,599)	£78,402
Cost of sales	(41,335)	(8,856)	—	1,599	(48,592)

Gross profit	24,019	5,791	—	—	29,810
Distribution and administrative expenses	(16,418)	(4,645)	3	—	(21,060)

Operating profit	7,601	1,146	3	—	8,750
Finance charges, net	(7,935)	(32)	268	—	(7,699)

(Loss)/profit before tax	(334)	1,114	271	—	1,051
Tax charge	(244)	—	—	—	(244)

(Loss)/profit for the period	£(578)	£1,114	£271	£—	£807

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(continued)

9. Condensed Consolidated Financial Information (continued)

	Three months ended March 31, 2007
Cash Flow Statement	GCUK (Parent guarantor)	Fibernet (Other guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Net cash (used in)/provided by operating activities	£(103)	£6,591	£(207)	£—	£6,281

Investing activities:
Interest received	995	129	44	—	1,168
Purchase of property, plant and equipment and intangible assets	(6,747)	(1,692)	—	—	(8,439)

Net cash (used in)/provided by investing activities	(5,752)	(1,563)	44	—	(7,271)

Financing activities:
Repayments of capital elements under finance leases	(1,664)	(468)	—	—	(2,132)
Proceeds from other debt obligations	774	—	—	—	774

Net cash used in financing activities	(890)	(468)	—	—	(1,358)

Net (decrease)/increase in cash and cash equivalents	(6,745)	4,560	(163)	—	(2,348)
Cash and cash equivalents at the beginning of period	28,704	8,060	3,545	—	40,309

Cash and cash equivalents at the end of period	£21,959	£12,620	£3,382	£—	£37,961

	Three months ended March 31, 2008
Cash Flow Statement	GCUK (Parent guarantor)	Fibernet (Other guarantors)	GC Finance (Subsidiary Issuer)	Adjustments	Total
	(in thousands)
Net cash provided by operating activities	£5,727	£8,952	£11	£—	£14,690

Investing activities:
Interest received	94	102	24	—	220
Purchase of property, plant and equipment and intangible assets	(3,418)	(1,132)	—	—	(4,550)

Net cash (used in)/provided by investing activities	(3,324)	(1,030)	24	—	(4,330)

Financing activities:
Loans repaid by group companies, net	8,000	(8,000)	—		—
Repayments of capital elements under finance leases	(1,371)	(282)	—	—	(1,653)
Proceeds from other debt obligations	474	—	—	—	474
Repayment of capital element of other debt obligations	(97)	—	—	—	(97)

Net cash provided by/(used in) financing activities	7,006	(8,282)	—	—	(1,276)

Net increase/(decrease) in cash and cash equivalents	9,409	(360)	35	—	9,084
Cash and cash equivalents at the beginning of period	13,899	8,013	2,042	—	23,954

Cash and cash equivalents at the end of period	£23,308	£7,653	£2,077	£—	£33,038

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(continued)

10. Subsequent events

Excess cash offer

Within 120 days after the period ended December 31, 2005 and each 12 month period thereafter, the Company must offer to purchase a portion of the Senior Secured Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of the Designated Cash Flow (as defined in the Indenture) from that period (the “Annual Repurchase Offer”). Designated Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. In respect of the Annual Repurchase Offer related to the year ended December 31, 2007, we purchased £1.2 million of the Notes, excluding accrued interest, on June 3, 2008.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our results of operations and current financial position. This discussion should be read in conjunction with our unaudited consolidated financial statements and related notes included elsewhere in this report and the audited consolidated financial statements and related notes included in our 2007 annual report on Form 20-F.

All references in this Item 2 to:

•

“we,” “us,” “our,” the “Company” and “GCUK” are to Global Crossing (UK) Telecommunications Limited and its consolidated subsidiaries, including the Issuer, except where expressly stated otherwise or the context otherwise requires;

•	“Guarantors” are to GCUK, Fibernet Group Limited (formerly Fibernet Group plc), Fibernet UK Limited and Fibernet Limited;

•	“Guarantees” are to the guarantees by the Guarantors of the Notes on a senior basis;

•	“Fibernet Group” are to, collectively, Fibernet Group Limited, a company incorporated in England and Wales, and its consolidated subsidiaries at such time;

•

“Fibernet” are to Fibernet Group, excluding Fibernet Holdings Limited and Fibernet GmbH which were transferred to Global Crossing International Ltd, one of our affiliates, prior to our acquisition of Fibernet Group Limited on December 28, 2006;

•

the “Issuer” and “GC Finance” are to Global Crossing (UK) Finance Plc, a company organized under the laws of England and Wales, and our direct, wholly owned finance subsidiary that is the Issuer of the Notes guaranteed by the Guarantors and which has had no trading activity, except where expressly stated otherwise or the context otherwise requires;

•

“GCL,” “Global Crossing,” “our parent” and “our parent company” are to Global Crossing Limited, a company organized under the laws of Bermuda and our indirect parent company by which we are indirectly wholly owned;

•	“Group Companies” and “GC Group” are to the group of companies owned directly or indirectly by GCL, including us;

•	“GCE” are to Global Crossing Europe Limited, an affiliated company wholly owed by GCL;

•	“2007 annual report” and “annual report” are to the annual report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on April 29, 2008;

•

the “Initial Notes” are to the 10.75% dollar-denominated senior secured notes and the 11.75% pounds sterling-denominated senior secured notes issued by the Issuer on December 23, 2004 and to the exchange notes that the Issuer issued pursuant to a registered exchange offer in respect of such notes;

•

the “Additional Notes” are to the 11.75% pounds sterling-denominated senior secured notes issued by the Issuer on December 28, 2006, and to the exchange notes that the Issuer issued pursuant to a registered exchange offer in respect of such notes;

•	the “Notes” and “Senior Secured Notes” are to, collectively, the Initial Notes and the Additional Notes;

•	the “Indenture” are to the indenture, dated December 23, 2004, governing the Notes;

•	“Network Rail” are to the Network Rail Infrastructure Limited, the successor to Railtrack plc, as operator of the UK National Railway infrastructure network; and

•	“UK” are to the United Kingdom.

Cautionary Note Regarding Forward-Looking Statements

Our disclosure and analysis in this quarterly report on Form 6-K contain certain “forward-looking statements,” as such term is defined in Section 21E of the Securities Exchange Act of 1934. These statements set forth anticipated results based on management’s plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have attempted to identify such statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will,” “could” and similar expressions in connection with any discussion of future events or future operating or financial performance or strategies. Such forward-looking statements include, but are not limited to, statements regarding:

•

our services, including the development and deployment of data products and services based on Internet Protocol (“IP”) and other technologies and strategies to expand our targeted customer base and broaden our sales channels;

•	the operation of our network, including with respect to the development of IP-based services;

•

our liquidity and financial resources, including anticipated capital expenditures, funding of capital expenditures, anticipated levels of indebtedness, and the ability to raise capital through financing activities;

•

trends related to and management’s expectations regarding results of operations, required capital expenditures, revenues from existing and new lines of business services and sales channels, and cash flows, including but not limited to those statements set forth in Item 2; and

•	sales efforts, expenses, interest rates, foreign exchange rates, and the outcome of contingencies, such as pending or threatened legal proceedings.

We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our annual reports on Form 20-F and quarterly reports on Form 6-K. Also note that we provide the following cautionary discussion of risks and uncertainties related to our businesses. These are factors that we believe, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by Section 21E of the Securities Exchange Act of 1934. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

Our forward-looking statements are subject to a variety of factors that could cause actual results to differ significantly from current beliefs and expectations. In addition to the risk factors identified below, the operations and results of our business are subject to risks and uncertainties identified elsewhere in this quarterly report on Form 6-K as well as general risks and uncertainties such as those relating to general economic conditions and demand for telecommunications services.

•	the level of competition in the marketplace;

•

technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices;

•	many of our competitors have superior resources, which could place us at a cost and price disadvantage;

•	our dependence on a number of key personnel;

•	our revenue is concentrated in a limited number of customers;

•	the absence of firm commitments to purchase minimum levels of revenue or services in the majority of our enterprise customer contracts;

•	our reliance on a limited number of third party suppliers;

•	a change of control could lead to the termination of many of our government contracts;

•	insolvency could lead to termination of certain of our contracts;

•	slower than anticipated adoption by customers of our next generation products;

•

the operation, administration, maintenance and repair of our systems are subject to risks that could lead to disruptions in our services and the failure of our systems to operate as intended for their full design lives and our ability to continue to develop effective business support systems;

•	terrorist attacks or other acts of violence or war may adversely affect the financial markets and our business and operations;

•	our real estate restructuring provision is a material liability the calculation of which involves significant estimation;

•

the influence of our parent, and actions our parent takes, or actions we are obliged to take as a result of our parent’s action, which may conflict with our interests together with potential conflicts of interest for certain of our directors due to ownership of, or options to purchase, our parent’s stock;

•	the sharing of corporate and operational services with our parent; and

•

our ability to raise capital through financing activities, including the raising of any funds necessary to comply with certain provisions of the Indenture which require us to offer to repurchase our outstanding Notes upon the occurrence of certain events under the Indenture.

For a more detailed description of many of these risks and important additional risk factors, see Item 3D, “Key Information—Risk Factors,” in our 2007 annual report on Form 20-F.

Executive Summary

Overview

We continue to be one of the leading UK providers of managed network communications services. We provide our managed data, IP and voice services to a range of government and public sector organizations, participants in the rail industry, major corporations and other communications companies. We are an indirect, wholly owned subsidiary, and the principal UK business, of GCL.

First Quarter 2008 Highlights

Our consolidated revenue increased by £3.3 million or 4% to £78.4 million in the first quarter of 2008 compared with £75.1 million in the same period in 2007. This increase was primarily due to revenues from new business with existing and new customers within the carrier data channel.

During the three months ended March 31, 2008, we posted a net operating profit of £8.8 million and had a net increase in cash and cash equivalents of £9.1 million. We generated £14.7 million of operating cash flow, after interest payments of £0.4 million. In the medium term we expect our operating results and cash flows to improve as a result of revenue growth including economies of scale associated with such growth, and from ongoing cost reduction initiatives to optimize the network and effectively lower unit costs. This revenue growth will depend on our ability to generate new revenue streams while managing significant attrition and price erosion in existing contractual arrangements.

Two of our principal customer relationships are with OGCbuying.solutions, with whom we have a contract for the provision of a managed telecom service, and with Camelot, the current holder of the license to operate the UK National Lottery. The managed telecom service contract with OGCbuying.solutions was for an initial term of 10 years; this term was initially extended until the end of December 2008 and in June 2007 was further extended until the end of December 2011. Camelot’s current license to operate the National Lottery expires in January 2009. On August 31, 2007, Camelot entered into an enabling agreement with the National Lottery Commission which officially appoints Camelot as operator of the National Lottery for a 10 year period from February 2009. On October 9, 2007, Camelot announced its intention to replace its existing landline-based ISDN network supplied by GCUK with a broadband satellite communications network supplied by another service provider. Camelot’s plans are to start the migration of the network shortly and to complete it by the time our contract is due to expire in January 2009. Although the precise impact on GCUK will depend on the details and timing of Camelot’s actual network transition, we expect that revenue from our relationship with Camelot will decline substantially through the third and fourth quarters of 2008 and the first quarter of 2009. Our revenue from sales to Camelot in 2007 was approximately £26.0 million.

Regulatory

As discussed in our 2007 Annual Report, in November 2007, the European Commission (“EC” or the “Commission”) published its proposals for a revision to the current regulatory framework applying in the telecommunications sector. These proposals included a number of measures that would affect the Company including, but not limited to, the creation of a new pan-EU regulatory body and a new right for the EC to intervene in and ultimately overturn decisions by national regulatory authorities. The package of Commission proposals is currently being scrutinized in both EU Parliament committees and Council working groups which have been established for this purpose. Detailed amendments to the November 2007 proposals are anticipated. The first reading of all the proposals, with a view to reaching a Common Position, will be heard at a Council meeting later in 2008. Formal adoption of new regulations is expected to take place during 2009, following either a second reading or a conciliation process. The Company is unable to fully assess the impact on its results or operations until the proposals are adopted.

In January 2007, Ofcom issued a Statement in relation to a dispute between BT Group plc (“BT”) and Thus plc in relation to payment terms for certain wholesale services. The consequences of the determination required BT to amend, with effect from January 1, 2008, the rental terms for certain wholesale services in such a way that services are charged monthly in advance rather than quarterly in advance. With effect from January 2008, BT’s payment terms for Partial Private Circuit (“PPC”) products have been changed to monthly in advance rather than quarterly in advance, as was the case before January 2007.

As discussed in our 2007 Annual Report, in February 2007 Ofcom issued a report on the implementation of BT’s undertakings which raised concerns that BT had missed or was going to miss certain deadlines related to the delivery of “Equivalence of Inputs” (“EoI”) systems; these concerns are both in terms of the delay in moving to equivalence and the impact on future milestones. In June 2007, following a review of BT’s compliance with its obligation to physically separate all Operational Support Systems by June 30, 2010, Ofcom placed new requirements on BT in relation to certain products, including access controls for and the migration of these products to physically separate systems by specific dates. Compliance with this initiative will be subject to external and internal audits. In October 2007, Ofcom agreed with BT to modify or relax certain undertakings relating to (i) certain procedural aspects of BT’s supply of broadband services; (ii) the applicability of certain backhaul EoI obligations during BT’s Next Generation Networks “Pathfinder” trial; and (iii) certain EoI obligations relating to short haul data services. In November 2007, BT’s Equality of Access Board published the results of its internal investigations into certain compliance matters which revealed three breaches concerning the use of non-EoI processes or systems for Openreach products by teams in BT. In a Regulatory Statement published in December 2007, Ofcom expressed a general level of satisfaction with BT’s progress towards full compliance with its various undertakings, although a number of specific concerns were highlighted in relation to service performance and new product development. In this Statement, Ofcom also noted that deployment of BT’s 21st Century Network has been subject to delays that have been unhelpful for the Industry, and that BT would be obliged to produce a regular 3-month Plan of Record. The Company is unable to fully assess the impact on its results or operations but will continue to review the situation.

In March 2007, Ofcom issued a statement in relation to wholesale mobile voice call termination. As a consequence, a 4-year period of charge control has been introduced which will cap the average charges which all five UK mobile network operators (“MNOs”) may levy to terminate traffic originated on fixed networks. BT has appealed this Ofcom decision to the Competition Appeal Tribunal (“CAT”) seeking further reduction to the average charges. Hutchinson 3G (“H3G”) has also appealed this Ofcom decision and has additionally raised certain non-price issues with the CAT. In an Order dated March 2008, the CAT referred those matters relating to the setting of prices to the Competition Commission. The Competition Commission has been ordered to complete its investigation into prices by the later of October 31, 2008 or two months after the CAT hands down judgment in the non-price issues raised by H3G. The Company is unable to fully assess the impact on its results or operations until the appeal process is concluded.

In July 2007, Ofcom published a series of determinations into disputes between BT and five MNOs regarding the price BT would be required to pay the MNOs for terminating calls on mobile handsets connected to their networks. These disputes relate to the period from September 2006 to March 2007 and the Ofcom determinations adversely affected the Company’s purchase of transit services from BT. While this impact is not believed to be material to the Company’s results or operations we are concerned that an unwelcome precedent may be set. The Company and others, including BT and two MNOs, have disputed the Ofcom determinations and our appeal was heard, along with others relating to regulation of mobile termination, at hearings of the CAT during January and February 2008. On May 20, 2008, the CAT handed down its judgment which upheld the appeal made by the Company and the adverse Ofcom Determinations have therefore been set aside. The Company is currently assessing the impact of this judgment on its results and operations.

In June 2004, Ofcom issued its findings in respect of a leased line market review (“initial review”). A follow up review was performed in 2007 and Ofcom commenced a formal consultation on policy issues in January 2008. At the time of its initial review, Ofcom concluded that BT was dominant in certain wholesale leased line markets, and introduced price controls in respect of the terminating segment. The preliminary findings in the current consultation indicate that Ofcom believes that market dominance exists in both the terminating and trunk segment markets although not in respect of certain high bandwidth services. Ofcom anticipates introducing a new set of price controls to cover the period from October 2008 until September 2012, although a final decision on this is not expected until the third quarter of 2008. The Company continues to be engaged with Ofcom in developing its policy in these areas.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon the accompanying unaudited consolidated financial statements, which have been prepared in accordance with applicable International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and IFRS adopted by the European Union, the application of which requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period.

Certain of our accounting policies are deemed “critical,” as they are both most important to the financial statements presentation, and require management’s most difficult, subjective or complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. For a discussion of our critical accounting policies, see our 2007 annual report, as management believes there have been no significant changes regarding our critical accounting policies since our 2007 annual report.

Relationship with our Parent Company and its Affiliates

Operational Relationships

There have been no material changes in the nature of the related party transactions with group companies during the three months ended March 31, 2008. See “Item 5, Operating and Financial Review and Prospects — Relationship with our Parent Company and its Affiliates — Operational Relationships” in our 2007 annual report. See note 6 to the attached consolidated unaudited financial statements for details of operational transactions in the three months ended March 31, 2007 and 2008.

Financial Relationships

There have been no material changes in the nature of the related party transactions with group companies during the three months ended March 31, 2008. See “Item 5, Operating and Financial Review and Prospects — Relationship with our Parent Company and its Affiliates — Financial Relationships” in our 2007 annual report on Form 20-F. See note 6 to the attached consolidated unaudited financial statements for details of financial transactions in the three months ended March 31, 2007 and 2008.

Results of Operations for the three months ended March 31, 2007 and 2008

The following table summarizes our income statements for the three months ended March 31, 2007 and 2008.

	Three Months Ended March 31,
	2007	2008	Change	% Change
	(in thousands)
Revenue	£75,090	£78,402	£3,312	4%
Cost of sales	(46,307)	(48,592)	(2,285)	(5)%

Gross profit	28,783	29,810	1,027	4%

Operating expenses:
Distribution costs	(3,721)	(4,073)	(352)	(9)%
Administrative expenses	(16,853)	(16,987)	(134)	(1)%

	(20,574)	(21,060)	(486)	(2)%

Operating profit	8,209	8,750	541	7%

Finance charges, net	(7,429)	(7,699)	(270)	(4)%
Tax charge	(260)	(244)	16	6%

Profit for the period	£520	£807	£287	55%

Discussion of all significant variances

Revenue

	Three Months Ended March 31,
	2007	2008	Change	% Change
	(in thousands)
Enterprise	£63,501	£63,497	£(4)	NM
Carrier data	10,096	13,461	3,365	33%

	73,597	76,958	3,361	5%

Carrier voice	1,368	1,319	(49)	(4)%

Revenue from third party customers	74,965	78,277	3,312	4%
Revenue from other group companies	125	125	—	NM

Revenue from customers	£75,090	£78,402	£3,312	4%

NM – zero balances and comparisons from positive to negative numbers are not meaningful

Our consolidated revenues increased in the three months ended March 31, 2008 compared with the same period in 2007 primarily due to additional revenues from new business with existing and new customers within the carrier data channel as a result of strong demand for our IP services. Additional revenues from new business within the enterprise channel, including additional revenues from a recently signed contract in the government sector, was offset by lower equipment sales in the three months ended March 31, 2008 compared with the same period in 2007.

We continue to see strong customer demand in the carrier data channel. A number of our UK carriers in this area continue to further enhance both their consumer broadband and Next Generation networks, which has presented us with increased selling opportunities. In addition to successfully cross-selling GCUK products to the customers acquired with Fibernet, we have been successful in cross-selling existing Fibernet products into our legacy GCUK customer base.

Many government agencies and enterprises are at or nearing the point when they will refresh their more traditional technologies and take advantage of converged IP services. However, the telecommunications market in the UK remains highly competitive and the combination of attrition of existing customers and pricing pressures both for new business and renewals of existing customers, together with a reduction in equipment sales have caused our enterprise revenues be essentially flat in the first quarter of 2008 compared with the same period in 2007.

Sales order values in the first quarter of 2008 remained consistent with those seen in 2007. Sales order values is a metric used by management as a leading business indicator offering insight into near term revenue trends. The gross values of these monthly recurring orders are estimated based on new business acquired without taking into account effects of attrition or the replacement of existing services with new services or credits.

We have recently recruited an additional 15 enterprise sales staff to take advantage of opportunities identified within the UK market and anticipate that we will begin to realize benefit from this initiative during the second half of 2008.

Two of our principal customer relationships are with OGCbuying.solutions, with whom we have a contract for the provision of a managed telecom service, and with Camelot, the current holder of the license to operate the UK National Lottery. The managed telecom service contract with OGCbuying.solutions was for an initial term of 10 years; this term was initially extended until the end of December 2008 and in June 2007 was further extended until the end of December 2011. Camelot’s current license to operate the National Lottery expires in January 2009. On August 31, 2007, Camelot entered into an enabling agreement with the National Lottery Commission which officially appoints Camelot as operator of the National Lottery for a 10 year period from February 2009. On October 9, 2007, Camelot announced its intention to replace its existing landline-based ISDN network supplied by GCUK with a broadband satellite communications network supplied by another service provider. Camelot’s plans are to start the migration of the network shortly and to complete it by the time our contract is due to expire in January 2009. Although the precise impact on GCUK will depend on the details and timing of Camelot’s actual network transition, we expect that revenue from our relationship with Camelot will decline substantially through the third and fourth quarters of 2008 and the first quarter of 2009. Our revenue from sales to Camelot in 2007 was approximately £26.0 million.

Cost of Sales

	Three Months Ended March 31,
	2007	2008	Change	% Change
	(in thousands)
Cost of access	£23,048	£24,048	£1,000	4%
Customer-specific costs (1)	10,128	10,020	(108)	(1)%
Depreciation and amortization	8,455	10,107	1,652	20%
Third-party maintenance	4,676	4,417	(259)	(6)%

	£46,307	£48,592	£2,285	5%

(¹)	For operating leases and cost-plus arrangements only.

The increase in cost of access is primarily due to the additional traffic associated with both enterprise and carrier customer wins described above partially offset by the impact of reclassifying Fibernet’s customer connection costs from cost of access to depreciation and amortization which commenced in the third quarter of 2007.

The decrease in customer-specific costs is primarily due to lower equipment sales in the first quarter of 2008 compared to the same period in 2007, partially offset by an increase in costs associated with the recently signed contract in the government sector.

The increase in depreciation and amortization is primarily due to (i) the impact of reclassifying Fibernet customer connection costs described above; and (ii) property, plant and equipment additions.

Distribution Costs

The increase in our distribution costs is primarily due to costs associated with the recruitment of additional sales staff discussed above.

Administrative Expenses

Overall administrative expenses in the first quarter of 2008 remained relatively flat when compared with the same period in 2007. However increases primarily due to (i) a restructuring credit in the first quarter of 2007 resulting from the Company’s decision to reoccupy a building previously restructured; and (ii) additional staff costs due to recording a higher bonus program accrual in the first quarter of 2008 compared with the same period in 2007, were partially offset by a lower intercompany management fee (comprising costs charged under the corporate services and shared services agreement) in the first quarter of 2008.

Liquidity and Capital Resources

At March 31, 2008 our available liquidity consisted of £33.0 million of cash and cash equivalents. Our liquidity requirements arise primarily from capital expenditure, finance charges, and to a lesser extent, working capital requirements.

We may, from time to time, loan funds to our parent and other Group Companies. We cannot pay dividends to our shareholder, an indirect subsidiary of our parent, until such time as our accumulated realized profits exceed our accumulated realized losses. We do not expect this to occur for some time and therefore any funds to be upstreamed to our parent or other Group Companies will continue to be in the form of intercompany loans. The terms of any intercompany loan made by us to our parent or other Group Companies are negotiated at the time the loans are made in light of our ongoing liquidity requirements, the restrictions contained in the covenants in the Indenture and in the GCL Senior Secured Term Loan Facility (which facility requires any such future loans to be subordinated to the obligations thereunder of our parent or such other Group Companies) and the requirements of English law. At March 31, 2008, there was an outstanding intercompany loan balance of US$50.4 million (equivalent to £25.3 million on that date) due to us which is guaranteed by GCL. This loan balance matures five business days prior to the December 15, 2014 scheduled maturity of the Senior Secured Notes, bears an effective interest rate of 13.5%, and is unsecured. Although the borrower may elect to repay early without penalty at any time, the Company may demand repayment only in the event of a default resulting in accelerated repayment of the outstanding principal amount of the Senior Secured Notes.

Within 120 days after the period ending December 31, 2005 and each 12 month period thereafter, the Company must offer to purchase a portion of the Senior Secured Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of the Designated Cash Flow (as defined in the Indenture) from that period (the “Annual Repurchase Offer”). Designated Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. In respect of the annual repurchase offer related to year ended December 31, 2007, we purchased £1.2 million of the Notes, excluding accrued interest, on June 3, 2008.

During the quarter ended March 31, 2008, net cash provided by operating and investing activities was £10.4 million. In the medium term we expect our operating results and cash flows to improve as a result of revenue growth including economies of scale associated with such growth, and from ongoing cost reduction initiatives to optimize the network and effectively lower unit costs. This revenue growth will depend on our ability to generate new revenue streams while managing significant attrition and price erosion in existing contractual arrangements. Over time, we expect these improvements to more than offset the increased interest expense resulting from the significant increase in our debt balance since the acquisition of Fibernet and the issuance of the Additional Notes. Thus, in the long-term we expect to increase our cash flow from operating activities. In addition, following the substantial completion of the capital expenditures required by the Vodafone network construction contract and certain other network enhancements in 2007, cash flows from investing activities have decreased in the first quarter of 2008 compared with the same period in 2007. In the future we may incur greater than anticipated capital expenditures where favorable business opportunities are presented. In the short term we expect to continue to use finance leases and other forms of equipment financing and cash on hand to meet our cash needs. Although operational constraints require us to maintain a significant minimum cash balance, we believe that our cash balance will be sufficient to enable us to reach the point of generating positive cash flows from operating and investing activities in the longer term.

Our ability to access the credit markets to fund capital leases or other forms of equipment financing depends on market conditions and our credit profile at the time. The liquidity crisis that began in 2007 as a result of the collapse of the subprime mortgage market in the United States has adversely impacted global credit markets and could make it more difficult for us to obtain such funding.

In 2005 we signed an agreement for a £10.0 million finance lease facility, of which £9.9 million had been drawn down as at March 31, 2008. This facility is no longer available for drawdown. Interest on this facility is incurred at rates between 11.25% and 12.52%, with lease repayments being made up to September 2009. The facility was used to finance the rollout of IP enabled switches to Network Rail and certain train operating companies.

In 2007 we signed an agreement for a £5.0 million finance lease facility, of which £2.0 million had been drawn down as at March 31, 2008. This facility is available for drawdown until July 2008. Interest on this facility is incurred at the lenders cost of funds plus 6.25%, with a repayment period of 3 years from date of draw down. The amounts currently drawn down bear interest at rates between 12.29% and 12.56%, with lease repayments being made until September 2010.

In the first quarter of 2008, we signed an agreement for a £3.9 million finance lease facility which is available for drawdown until December 31, 2008. Interest on this facility is incurred at the lenders costs of funds plus 5.25%, with lease repayments being made until February 2011.

Cash Flow activity

The table below shows our net cash flow for the three months ended March 31, 2007 and 2008.

	Three Months Ended March 31,		Change	% Change
	2007	2008
	(in thousands)
Net cash provided by operating activities	£6,281	£14,690	£8,409	134%
Net cash used in investing activities	(7,271)	(4,330)	2,941	40%
Net cash used in financing activities	(1,358)	(1,276)	82	6%

Net (decrease)/increase in cash and cash equivalents	£(2,348)	£9,084	£11,432	NM

NM – zero balances and comparisons from positive to negative numbers are not meaningful

Net Cash Flow from operating activities

During the three months ended March 31, 2008, net cash provided by operating activities increased £8.4 million to £14.7 million compared with the same period in 2007. The increase is primarily due to our efforts in the first quarter of 2007 to significantly reduce days payable outstanding with key access vendors.

Net Cash Flow from investing activities

During the three months ended March 31, 2008, net cash used in investing activities decreased £2.9 million to £4.3 million compared with the same period in 2007. The decrease is primarily due to the substantial completion of the capital expenditures associated with the delivery of the Vodafone contract in 2007.

Indebtedness

At March 31, 2008, we had £250.4 million of outstanding indebtedness, primarily consisting of £249.1 million of Senior Secured Notes and £1.2 million in respect of other debt obligations. We were in compliance with all covenants in the Indenture as at March 31, 2008.

We have capitalized commitments for property, plant and equipment and computer software that qualify as obligations under finance leases. At March 31, 2008, a total of £29.4 million was outstanding in respect of finance lease obligations. Our lease with Network Rail, the largest of our finance leases, includes fiber and equipment on the rail network. At March 31, 2008, the total liability under the Network Rail lease was £16.7 million, a reduction of £0.3 million compared to December 31, 2007. Our other finance leases have a total liability of £12.7 million outstanding and include leases of voice equipment supporting various customers. Obligations under finance leases are recognized in current and non current liabilities in the consolidated financial statements.

Contractual Cash Commitments

During the three months ended March 31, 2008 we did not enter into any material contractual cash commitments.

Credit Risk

We are subject to concentrations of credit risk in our trade receivables. Substantially all our customers are UK based, both large and small and operate in a number of different industries. Receivables from our carrier customers are generated from sales of services to other companies in the telecommunications industry. As of March 31, 2008 and December 31, 2007, our receivables related to our carrier sales channels represented approximately 18.6% and 11.9%, respectively, of our consolidated receivables. Also as of March 31, 2008 and December 31, 2007, our receivables due from various agencies of the UK Government together represented approximately 46.0% and 49.7%, respectively, of our consolidated receivables.

Item 3. Controls and Procedures

Review of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports filed under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Although not required by Rule 13a-15 under the Exchange Act, in connection with the preparation of this quarterly report, our management, with the participation of our Managing Director (the principal executive officer) and Chief Financial Officer (the principal financial officer), have evaluated the effectiveness of our disclosure controls and procedures. Based upon management’s evaluation, our Managing Director and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of March 31, 2008.

Changes in Internal Control over Financial Reporting

During the first quarter of 2008, there were no material changes in our internal control over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/s/ Anthony D. Christie
Name: Anthony D. Christie
Title: Managing Director

Date: June 13, 2008